
December 11, 2020

Robert Hoglund
Senior Vice President and Chief Financial Officer
Consolidated Edison, Inc.
4 Irving Place
New York, New York 10003

> **Re: Consolidated Edison, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 20, 2020**
> **File No. 001-14514**

Dear Mr. Hoglund :

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Note B - Regulatory Matters
Regulatory Assets and Liabilities , page 133

1.   Revise your disclosure to clarify for investors how the carrying charge, or return, is calculated on your regulatory assets. Also, revise to disclose the remaining amount of regulatory assets not earning a return during the recovery period and the remaining recovery period applicable to them. Refer to 980-340-50-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Robert Babula, Staff Accountant, at (202) 551-3339 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Robert Muccilo